UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 25, 2013, announcing the preliminary financial results for the quarter ended December 31, 2012.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-170598), filed with the U.S. Securities and Exchange Commission on November 15, 2010.

EXHIBIT 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 4Q 2012 results

Hamilton, Bermuda, February 25, 2013. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended December 31, 2012.

Highlights

•	Fourth quarter dividend of $0.39 per share was prepaid in December 2012

•	Acquisition of two car carriers in combination with long-term charters

•	Raised approximately $89 million in a public equity offering

•	Raised the equivalent of approximately $105 million in NOK-denominated senior notes due 2017

•	Refinanced $420 million bank debt related to an ultra-deepwater drillship

•	Raised $350 million senior convertible notes due 2018 subsequent to quarter-end

•	Disposal of four older vessels in 4Q 2012 and two vessels in 1Q 2013

•	Selected key financial data:

	Three Months Ended		Twelve Months Ended
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2012	Dec 31, 2011
Charter revenues(1)	$168m	$179m	$716m	$784m
EBITDA(2)	$134m	$145m	$585m	$674m
Net income	$51m	$35m	$186m	$131m
Earnings per share	$0.60	$0.44	$2.31	$1.66
Dividend per share	$0.39	$0.39	$1.56	$1.47

Dividends and Results for the Quarter Ended December 31, 2012

The Board of Directors previously declared a fourth quarter cash dividend of $0.39 per share in November 2012. The Board decided to accelerate the fourth quarter 2012 dividend payment due to uncertainties surrounding taxation on dividends for our U.S. shareholders. The accelerated dividend was paid together with the third quarter 2012 dividend payment in late December 2012.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $77.7 million, or $0.92 per share, in the fourth quarter of 2012. This number excludes $14.6 million of revenues classified as 'repayment of investments in finance lease', and also excludes $77.8 million of charter revenues earned by assets classified as 'investment in associate'.

The cash sweep agreement with Frontline had a net positive effect of $12.1 million, or $0.14 per share in the fourth quarter. For the full year 2012 a total of $52.2 million cash sweep was recorded and is payable to Ship Finance in March 2013.

The Company recorded a $21.5 million gain on sale of vessels in the quarter arising from the sale of four older vessels, including three combination carriers and one single-hull VLCC.

Reported net operating income pursuant to U.S. GAAP for the quarter was $57.9 million, or $0.68 per share, and reported net income was $51.1 million, or $0.60 per share.

1.Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates' and accrued cash sweep income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "Since October 2012, we have successfully raised a combined amount of more than $1 billion in equity, bonds, convertible notes and bank financing. The Company has in a timely manner addressed debt maturities and refinanced both secured and unsecured debt, in addition to raising capital earmarked for growth."

Mr Hjertaker continued: "We believe that Ship Finance is well positioned with a strong balance sheet to selectively pursue new investments. We acquired two car carriers in the fourth quarter, and are actively reviewing other investment opportunities across our main market segments. At the same time we are also closely monitoring the performance of our chartering counterparties in light of the prevailing soft spot-market in some of the shipping segments."

Business Update

As of December 31, 2012, and adjusted for subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 65 vessels and rigs was approximately $5.2 billion, with an average remaining charter term of 6.8 years, or 10.1 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.

Ship Finance's newbuilding program is progressing according to plan, and the Company currently has five vessels remaining under construction. This includes a 32,000 dwt Handysize drybulk carrier with expected delivery in 1Q 2013 and four eco-design 4,800 teu container vessels with expected deliveries between 3Q 2013 and 1Q 2014. The Handysize drybulk carrier has been chartered out for a period of three years, and the four container vessels have been chartered out for a period of seven years from delivery.

In October and November 2012, the Company acquired two modern 6,500 ceu car carriers, built in Japan. After delivery, the vessels commenced 5-year time charter contracts to the investment grade Korea-based logistics company Hyundai Glovis. The transaction added approximately $85 million to our fixed-rate charter backlog. We have arranged 70% financing of the purchase price at favorable terms, and the aggregate net cash flow is projected to be approximately $4.8 million per year, after estimated operating expenses and loan interest and amortization.

As part of the Company's continuing fleet renewal process, a total of six vessels built between 1991 and 1993 have been sold and delivered to new owners in the fourth quarter and so far into the first quarter. Another older vessel is due to be delivered to its new owner in the first quarter, and following that disposal, the Company will not have any single-hull tankers or combination carriers left in the fleet.

Four of these vessels were delivered to their new owners in the fourth quarter of 2012 resulting in a total book gain of $21.5 million and net proceeds of $31.1 million after debt prepayment and charter termination compensation. In the first quarter of 2013, vessel sales are expected to generate an aggregate book gain of approximately $17.7 million and net proceeds of approximately $37.3 million after debt prepayment and charter termination compensation.

According to market sources, the tanker spot market rates increased slightly in the fourth quarter compared to the third quarter, but still significantly lower than the long-term average rates. The combination of conservative base rates for most of the vessels, and two combination carriers on very profitable sub-charters in the fourth quarter generated a cash sweep contribution of $12.1 million in the quarter. The cash sweep for the full year 2012 amounts to $52.2 million, and is payable to Ship Finance in March 2013. Five vessels with higher threshold rates did not generate any cash sweep in 2012.

At year-end, there was no accrual to the 25% profit split calculation in excess of the original based rates. $50 million of profit share will need to accumulate before profit share revenues are recognized in the consolidated accounts.

The sub-charters for the combination carriers were terminated in the fourth quarter and will therefore not contribute to the cash sweep going forward. In light of the prevailing soft tanker market outlook, the Company does not currently expect a significant cash sweep contribution in 2013, unless we see a significant upswing in the spot charter rates for VLCCs and Suezmax tankers.

Frontline stated in their recent quarterly report that if the tanker market does not recover before 2015 and no additional equity can be raised or assets sold, there is a risk that Frontline will not have sufficient cash to repay its $225 million convertible bond loan at maturity in April 2015. Ship Finance currently has 22 vessels on long term charters to Frontline, and will, as Frontline's largest creditor, actively monitor this situation in order to try to minimize any potential negative effects for our Company.

The net debt on these vessels has already been reduced to a level close to prevailing scrap prices, with a significant buffer to charter free values. If Frontline should default on any payment obligations to us, we will be able to trade the vessels in the market with a very low cash breakeven rate and retain 100% of any chartering upside. Ship Finance also expects, as part of the fleet renewal strategy, to continue selling older vessels and correspondingly reduce the counterparty exposure to Frontline over time.

The Company has seven feeder-size 1,700-2,800 teu container vessels employed in the short-term charter market. Market sources are reporting prevailing charter rates only marginally above operating expenses, and there are a number of vessels currently idle and looking for new employment. This is expected to have a continued negative effect on charter rates for some time. The Company's intention is to continue employing these vessels in the short-term market until long-term charter rates recover.

Four of our Handysize drybulk carriers are also trading in the short-term market. The Baltic Exchange Handysize Index was on average approximately $6,400 per day in the fourth quarter 2012 compared to approximately $8,000 per day in the third quarter. With the long-term charter market only marginally higher than the short-term market, the Company's intention is to continue employing these four Handysize vessels in the short-term market until long-term charter rates recover.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $75 million of combined charter revenues in the fourth quarter. There was a scheduled reduction in the charter rate for one of the drilling rigs in the quarter, but this was matched by reduced debt service payments following the steep repayment profile during the first four years of the charter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers and drybulk carriers. The majority of these vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of December 31, 2012, Ship Finance had $60.5 million in cash and cash equivalents and $57.5 million available under revolving credit facilities. In addition, the Company had $55.7 million of assets classified as available for sale securities. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

In October 2012, the Company successfully raised approximately $89 million in a public offering issuing 6 million new shares. The proceeds were partly used as payment for the two recently acquired car carriers.

In October 2012, the Company also issued a five-year senior unsecured bond in the Norwegian credit market with an interest of NIBOR + 5.00% p.a. The principal amount of the notes is NOK 600 million, or the equivalent of $105 million. The Company has swapped all payments to USD with a fixed interest rate of 6.06% p.a. and the proceeds were used to refinance other indebtedness.

In November 2012, the Company arranged a $53 million five-year secured loan facility which part-financed the acquisition of the two modern car carriers acquired in October and November.

In December 2012, the Company agreed to refinance the bank debt related to the ultra-deepwater drillship West Polaris at attractive terms. The new $420 million facility was drawn down in January 2013 and has a five-year tenor with a balloon payment of $240 million in 2018.

Subsequent to quarter end, the Company refinanced the remaining $248 million of the outstanding 8.5% senior notes due December 2013 with new $350 million convertible notes due 2018. The convertible notes have an annual coupon of 3.25% and an initial strike price of $21.945.  The offering was significantly oversubscribed and therefore upsized from the originally targeted $250 million to $350 million.

To facilitate delta hedging for investors interested in the convertible notes, the Company concurrently entered into a share lending agreement for up to approximately 6 million shares with one of the underwriters of the convertible note. This did not generate any cash proceeds to the Company.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $191 million relating to one drybulk carrier and four container vessels. We have secured long-term bank financing for all vessels under construction, and have paid significant amounts to the shipyards already. The remaining net capital expenditures at quarter-end relating to newbuildings were therefore limited to approximately $26 million.

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	1Q 2014	Total
Drybulk	$6 mill.					$6 mill.
Container	$12 mill.	$17 mill.	$81 mill.	$40 mill.	$35 mill.	$185 mill.
Total investment	$18 mill.	$17 mill.	$81 mill.	$40 mill.	$35 mill.	$191 mill.
Committed financing	$(27) mill.	$(14) mill.	$(64) mill.	$(32) mill.	$(28) mill.	$(165) mill.
Net investment(1)	$(9) mill.	$3 mill.	$17 mill.	$8 mill.	$7 mill.	$26 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Strategy and Outlook

The management is committed to continue the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 10 years average remaining weighted charter coverage provides the Company with a robust business platform.

While there have been situations where we have renegotiated terms or charters have been terminated, the majority of our shipping clients have performed well during the recent shipping downturn. A significant portion of our distribution capacity derives from the offshore segment which, unlike the shipping segment, has been very strong for a long period.

The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. The recent successful transactions in the debt, bond and equity markets [confirm] Ship Finance's strong position in the market.

We believe the combination of a challenging banking market for many players and low asset prices will create significant opportunities for Ship Finance in finding investment opportunities with limited downside on asset values. In this market we are also prepared to take more asset exposure in order to secure upside from potential appreciation in asset values.

Accounting Items

Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 25, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2012 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $ except per share data)	Dec, 31 2012	Sept, 30 2012	Dec, 31 2012	Dec, 31 2011

Charter revenues - operating lease	34,104	31,476	137,035	120,024
Charter revenues - finance lease(1)	46,026	47,263	190,198	380,518
Revenues classified as Repayment of investment in finance leases(1)	(14,573)	(14,612)	(59,717)	(205,910)
Profit share income(2)	-	-	-	482
Cash sweep income	12,097	10,162	52,176	-
Total operating revenues	77,654	74,289	319,692	295,114
Gain on sale of assets and termination of charters	21,537	1,923	47,386	8,468

Vessel operating expenses	(24,744)	(25,364)	(94,914)	(81,063)
Administrative expenses	(2,341)	(2,133)	(8,942)	(9,885)
Depreciation	(14,225)	(13,583)	(55,602)	(49,929)

Total operating expenses	(41,310)	(41,080)	(159,458)	(140,877)

Operating income	57,881	35,132	207,620	162,705

Results in associate(3)	10,163	10,669	43,492	50,902
Interest income from associates and long term investments(3)	5,668	5,661	22,633	21,851
Interest income, other	1,586	1,198	4,541	1,550
Interest expense	(22,354)	(22,067)	(88,985)	(96,247)
Amortization of deferred charges	(1,529)	(1,500)	(5,866)	(7,131)
Gain on sale of associate	-	-	-	4,064
Other financial items	(730)	(710)	(2,026)	(2,111)
Impairment adjustment to investments	-	-	(3,353)	-
Mark to Market of Derivatives	414	6,176	7,780	(4,408)
Taxes	-	-	-	-
Net income	51,099	34,559	185,836	131,175

Basic earnings per share ($)	0.60	0.44	2.31	1.66

Weighted average number of shares	84,768,478	79,225,000	80,594,399	79,125,000
Common shares outstanding	85,225,000	79,225,000	85,225,000	79,125,000

(1)	'Full year 2011' includes the $106 million compensation received from Frontline.
(2)	Frontline prepaid $50 million in profit share in December 2011. Remaining threshold before additional profit share will accrue is $50 million.
(3)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2012 REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	Dec, 31 2012	Sept, 30 2012	Dec 31, 2011 (audited)

ASSETS
Short term
Cash and cash equivalents	60,542	66,818	94,915
Available for sale securities	55,661	40,359	23,324
Amount due from related parties	54,203	41,195	9,775
Other current assets	72,226	72,988	64,749

Long term
Newbuildings and vessel deposits	69,175	73,780	123,750
Vessels and equipment, net	1,041,126	960,400	896,830
Investment in finance leases	1,086,989	1,116,191	1,159,900
Investment in associate(1)	232,891	219,907	169,838
Amount due from related parties - Long term(1)	221,884	235,163	274,184
Deferred charges	23,740	22,943	25,723
Other long-term assets	54,652	52,259	53,140

Total assets	2,973,089	2,902,003	2,896,128

LIABILITIES AND STOCKHOLDERS'
Short term
Short term and current portion of long term interest bearing debt	157,689	220,051	150,342
Other current liabilities	30,602	20,622	19,385
Amount due to related parties	9,227	7,495	4,421

Long term
Long term interest bearing debt	1,673,511	1,630,480	1,760,122
Other long term liabilities	107,292	113,975	104,767

Stockholders' equity(2)	994,768	909,380	857,091
Total liabilities and stockholders' equity	2,973,089	2,902,003	2,896,128

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of December 31, 2012, 'Stockholders' equity' excludes $151.5 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FOURTH QUARTER 2012 REPORT (UNAUDITED)
STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
(in thousands of $)	Dec, 31 2012	Sept, 30 2012	Dec, 31 2012	Dec, 31 2011

OPERATING ACTIVITIES
Net income	51,099	34,559	185,836	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,092	14,419	58,819	54,243
Impairment adjustment to investments	-	-	3,353	-
Adjustment of financial derivatives to market value	(414)	(6,176)	(7,780)	4,408
Gain on sale of assets and termination of charters	(21,537)	(1,923)	(47,386)	(8,468)
Gain on sale of associate	-	-	-	(4,064)
Result in associate	(10,164)	(10,669)	(43,492)	(50,902)
Stock based compensation	117	126	569	1,408
Gain on re-purchase of Company Bonds	250	-	122	(521)
Other, net	(579)	(714)	(2,184)	(571)
Change in operating assets and liabilities	(15,545)	(9,530)	(61,287)	36,953
Net cash provided by operating activities	18,319	20,092	86,570	163,661

INVESTING ACTIVITIES
Repayment of investments in finance leases	14,279	14,324	58,571	204,874
Restricted cash released	-	-	-	5,601
Proceeds from sale of vessel/new buildings	65,629	11,096	100,733	71,461
Net investment in newbuildings and vessel deposits	(23,135)	(11,815)	(90,612)	(156,223)
Purchase of vessels	(76,936)	-	(76,936)	(151,562)
Cash arising from sale of associate	-	-	-	37,048
Cash received from associates(1)	14,399	14,387	56,443	56,702
Other assets / investments	(14,568)	-	(13,890)	(73,763)
Net cash (used in)/ provided by investing activities	(20,332)	27,992	34,309	(5,862)

FINANCING ACTIVITIES
Proceeds from long and short term debt	185,475	4,600	259,097	408,592
Expenses paid in connection with securing finance	(2,428)	(116)	(3,989)	(17,822)
Repayment of long and short term debt	(183,155)	(56,302)	(318,374)	(394,747)
Re-purchase of Company bonds	(26,591)	-	(28,096)	(23,230)
Cash received from share issue	88,911	685	89,596	-
Payments in lieu of issuing shares for exercised share options	-	(23)	(1,478)	-
Cash dividends paid	(66,475)	(30,898)	(152,008)	(122,644)
Net cash used in financing activities	(4,263)	(82,054)	(155,252)	(149,851)

Net (decrease)/ increase in cash and cash equivalents	(6,276)	(33,970)	(34,373)	7,948
Cash and cash equivalents at beginning of period	66,818	100,788	94,915	86,967
Cash and cash equivalents at end of period	60,542	66,818	60,542	94,915

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2012 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended December 31, 2012

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	CMA CGM Magellan/ Corte Real(1)	Total
Charter revenues - finance lease	19,869	47,918	-	67,787
Revenues classified as Repayment of investment in finance leases	(13,678)	(31,183)	-	(44,861)
Charter revenues - operating lease	-	-	10,034	10,034
Total operating expenses	(1)	(10)	(8,902)	(8,913)
Interest expense, related party(2)	(1,631)	(3,263)	-	(4,894)
Interest expense, other	(2,199)	(6,717)	-	(8,916)
Other items	-	(74)	-	(74)
Net income(3)	2,360	6,671	1,132	10,163

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'.
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of December 31, 2012

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	CMA CGM Magellan/ Corte Real(1)	Total
Cash and cash equivalents	-	-	388	388
Investment in finance leases	534,322	1,120,272	-	1,654,594
Other assets	6,751	19,508	7,560	33,819
Total assets	541,073	1,139,780	7,948	1,688,801

Short term and current portion of long term interest bearing debt	37,500	821,875	-	859,375
Other current liabilities	2,638	6,837	-	9,475

Long term interest bearing debt	360,000	-	-	360,000
Long term loans from shareholders, net	67,010	154,874	-	221,884
Other long term liabilities	-	5,176	-	5,176

Stockholders equity(2)	73,925	151,018	7,948	232,891

Total liabilities and stockholders' equity	541,073	1,139,780	7,948	1,688,801

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 FOURTH QUARTER 2012 (UNAUDITED)

EBITDA (in thousands of $)	December, 31 2012		Full year
	Three months ended	Twelve months ended	2011

Net income	51,099	185,836	131,175

Add:
Mark to Market of Derivatives	(414)	(7,780)	4,408
Other financial items	480	1,905	2,111
Amortization of deferred charges	1,529	5,866	7,131
Interest expense	22,354	88,985	96,247
Interest income, other(1)	(73)	(134)	(188)
Interest income from associates	(4,894)	(19,575)	(19,575)
Results in associate	(10,163)	(43,492)	(50,902)
Depreciation	14,225	55,602	49,929
Long-term investment impairment charge	-	3,353	-
Gain on sale of assets and termination of charters	(21,537)	(47,386)	(8,468)
Gain on sale of associate	-	-	(4,064)
Revenues classified as Repayment of investment in finance leases	14,280	58,572	205,910
Compensation payments on Frontline charters	-	-	(106,000)
Other reconciling items	(1,348)	(3,976)	(2,633)
Investment in associate
Charter revenues - finance lease	67,787	303,149	365,294
Charter revenues - operating lease	10,034	39,334	28,607
Total operating expenses	(8,913)	(34,829)	(25,199)

EBITDA (2)	134,446	585,430	673,783

(1)	Interest income excludes interest income generated from financial investments.
(2)
Reversal of the cash sweep in respect of the five VLCC vessels chartered to Frontline Shipping II Limited which was previously recorded in the second quarter is adjusted in the period the income originally was reported, for comparison purposes.

(3)
'EBITDA' is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 27, 2013

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS (Principal Financial Officer)